April 10, 2018

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	The Guardian Separate Account R

Response to Comments to Post-Effective Amendment No. 6 on Form N-4 – File Nos. 333-187762 and 811-21438

Dear Ms. Browning:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on April 6, 2018. For the responses that follow, page references reflect the page number in The Guardian ProStrategies Variable Annuity (I Share) prospectus filed with the SEC on February 22, 2018.

1.	Acknowledgment that the Tandy Representations are not required, but still applicable and that the statement was presented on the call.

RESPONSE: Acknowledged.

2.	Confirm if The Guardian ProStrategies Variable Annuity (I Share) is part of the substitution per the order issued by the Securities and Exchange Commission February 7, 2018.

RESPONSE: The Guardian ProStrategies Variable Annuity (I Share) is part of the substitution.

3.	Confirm this Post-Effective Amendment has been revised to include the Staff’s comments to Post-Effective Amendment No. 4 filed February 27, 2017.

RESPONSE: This Post-Effective Amendment has been revised to include the Staff’s comments to Post-Effective Amendment No. 4 filed February 27, 2017.

4.	Page Note 1 – In paragraph 3 “separate account” should be in uppercase and review and update as appropriate defined terms throughout the Post-Effective Amendment

RESPONSE: “separate account” has been revised to “Separate Account” and the Post-Effective Amendment has been reviewed and defined terms have been capitalized as appropriate throughout.

5.	Page Note 1 – In paragraph 4 make the following statements more conspicuous: “You may request copies of the prospectuses for these Funds from your registered representative or by calling our Customer Service Office Contact Center at 1-888-GUARDIAN (1-888-482-7342) or by visiting our web site at www.GuardianLife.com. Please read the prospectuses carefully before investing.”

RESPONSE: The statements have been bolded.

6.	Page Note 1 – In list of funds, certain funds have been deleted. Advise Staff as to why the Funds are no longer available and if and how investors were informed.

RESPONSE: On October 20, 2016, PIMCO Balanced Allocation Portfolio was closed to new investment and on April 30, 2017, The Alps/Red Rocks Listed Private Equity Portfolio (Class III), Guggenheim VT Long Short Equity, Guggenheim VT Multi- Hedge Strategies, Janus Aspen Enterprise Portfolio (Service Shares), Putnam VT Absolute Return 500 Fund (Class IB), and QS Legg Mason Dynamic Multi-Strategy VIT Portfolio (Class II) were closed to new investment. Investors received supplements notifying them of the change and their rights if currently invested in any of the funds. Since there are currently no in-force contracts for The Guardian ProStrategies Variable Annuity (I Share) which may be invested in the funds, the funds are being removed from the product.

7.	Page Note 1 – In list of funds, delete “formerly Ivy Funds VIP Global Bond” after “Ivy VIP Global Bond” and delete “formerly Ivy Funds VIP High Income” after “Ivy VIP High Income” to be consistent with how the fund names appear in the Variable Investment Allocations section.

RESPONSE: In list of funds, “formerly Ivy Funds VIP Global Bond has been deleted after Ivy VIP Global Bond and “formerly Ivy Funds VIP High Income” has been deleted after Ivy VIP High Income to be consistent with how the fund names appear in the Variable Investment Allocations section.

8.	Confirm compliance with Item 5(c) of Form N-4.

RESPONSE: The chart in the Variable Investment Allocations section is in compliance with Item 5(c) of the Form N-4.

9.	Page 5 – If there are no in-force contracts prior to May 1, 2018, delete the statement “for contracts issued in conjunction with applications signed on or after to May 1, 2018” appearing after the.

RESPONSE: The statement has been deleted.

10.	Page 5 – Revise the last line of the SEPARATE ACCOUNT LEVEL ANNUAL EXPENSES table to include the rider fee in the descriptive text.

RESPONSE: The statement has been replaced in its entirety with the following: “Total Maximum Separate Account Level and Optional Rider Annual Expenses”

11.	Pages 6 and 7 – Confirm compliance with Instruction 21 of Item 3(a) of Form N-4.

RESPONSE: The Expense Examples on pages 6 and 7 are in compliance with Instruction 21 of Item 3(a) of Form N-4.

12.	Page 13 – Make the second paragraph of the Variable Investment Options section more conspicuous in compliance with Item 5(d) of Form N-4.

RESPONSE: The second paragraph of the Variable Investment Options section has been bolded.

13.	Page 26 – Make the third sentence of the second paragraph of the Selection of Funds section more conspicuous in compliance with Item 5(d) of Form N-4.

RESPONSE: The sentence is now in bold.

14.	Page 35 – Appears to be language missing from the second paragraph on this page.

RESPONSE: The first paragraph on page 35 is a call out box and not a part of the body of the text. What appears to be the second paragraph on page 35 is the continuation of the first paragraph of the Portfolio Balancing section on page 34.

Please contact the undersigned at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Patrick Ivkovich

Patrick Ivkovich

Senior Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-8714

E-mail: patrick_ivkovich@glic.com

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